Valassis Communications, Inc.

19975 Victor Parkway

Livonia, MI 48152

May 21, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel

RE:	Valassis Communications, Inc. (the “Company”, “we” or “our”)

Form 10-K for the Fiscal Year Ended December 31, 2012 (the “10-K”)

Filed March 1, 2013

File No. 001-10991

Dear Mr. Spirgel:

Set forth below are our responses to the comments contained in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated May 8, 2013, with respect to the above-referenced filing. For your convenience, we have reprinted the Staff’s comments (in italics) below immediately prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2012

Goodwill and Other Intangible Assets, page 25

1.	We note on page 52 that the International, Digital Media & Services (“IDMS”) segment profit significantly declined from $24.3 million in 2011 to $8.3 million in 2012. You also reported in your 10-Q filing that the IDMS segment reported a loss of $3.9 million in the first quarter of 2013. In concluding that at December 31, 2012, that “the majority of the goodwill in international, digital media and services segments were not impaired,” please provide the following information:

•	If you determined that the fair value of any of your units of accounting in the IDMS segment, particularly the NCH Marketing Services Inc. (“NCH”) reporting unit did not exceed its carrying value by a significant amount in your most recent impairment test, please explain to us how the determination of significance was made. In addition, please describe the significant estimates and assumptions used, qualitatively and quantitatively, in your valuation model to determine the fair value of each unit of accounting in your impairment analysis.

At December 31, 2012, we determined that the fair value of our reporting units within International, Digital Media & Services (“IDMS”) to which goodwill is allocated significantly exceeded the carrying value of these reporting units. The reporting units within IDMS to which goodwill is allocated and the associated goodwill is as follows:

Reporting Unit	Goodwill (in millions)
NCH Marketing Services, Inc. (“NCH”)	$64.9
Valassis Relationship Marketing Systems	$6.1
Brand.net	$3.6

The decline in IDMS segment profit for the year ended December 31, 2012 as compared to year ended December 31, 2011 and the IDMS segment loss reported for the three months ended March 31, 2013 were primarily attributable to our in-store and digital businesses. As of December 31, 2012, the in-store business did not have any goodwill allocated to it, while $3.6 million of goodwill was allocated to Brand.net, a digital display advertising reporting unit within our digital business for which the associated goodwill was recorded at fair value as of June 20, 2012, the date on which it was acquired by Valassis. Other than Brand.net, our digital business did not have any goodwill allocated to it.

•	On page 19, Segment Results, you disclosed that the decrease of revenue in International, Digital Media & Services segment for the year ended December 31, 2012 was partially due to the lower coupon redemption volumes at NCH. Please describe your consideration of the low coupon redemption rate to the key assumptions used in your goodwill impairment test on the reporting unit of NCH, which accounted for approximately 10% of total goodwill.

NCH’s business is focused primarily on the clearing of coupons redeemed by consumers. The coupon redemption volumes processed by NCH during the year ended December 31, 2012, while lower than the record coupon redemption volumes processed by NCH during the year ended December 31, 2011, still resulted in significant profitability for NCH during these periods. As of December 31, 2012, in estimating the fair value of the NCH reporting unit using the income approach, our primary methodology for estimating the fair value of reporting units for purposes of assessing the recoverability of goodwill, the profitability experienced by NCH in 2012 was trended forward using an annual growth rate of approximately 1% and a weighted average cost of capital of 12.6%. The resultant estimated fair value exceeded the carrying value of NCH by 80.1%; accordingly, a change in the assumptions used in our analysis would not have had a material impact on our conclusions. As of December 31, 2012, the market approach, which we use as a supplement to the income approach of estimating the fair value of our reporting units, also indicated that the fair value of NCH significantly exceeded its carrying value.

Income Taxes, page 44

2.	We note that in your reconciliation between the expected income tax expense at statutory rate and actual income tax expense, you reported a reconciling item of $7.8 million. You stated that this item represented statutory expiration of unrecognized tax benefits. Please include a footnote describing the nature of the unrecognized tax benefits subject to statutory expiration and how it reduced your income tax expense. In this regard, we further note on page 16 that you attributed the decrease in your effective tax rate to the expiration of certain tax reserves instead of unrecognized tax benefits. Please explain to us such discrepancies in your disclosure.

The statutory expiration of unrecognized tax benefits of $7.8 million represents a reversal of reserves included in tax expense in prior periods and is an income tax benefit in the current period. These unrecognized tax benefits included the tax effect of certain transactions the company executed in reorganizing its European business structure. We will add this language as a footnote to future filings containing this item.

In the discussion of our effective tax rate referenced on page 16 of our 10-K, we used the terminology “expiration of certain tax reserves” when discussing the primary reason for our lower-than-anticipated tax rate. We considered this language to be consistent with “expiration of unrecognized tax benefits” in that the mechanism that gave rise to the original unrecognized benefits were reserves against positions taken on our tax return. We experienced a significant decrease in our effective tax in the third quarter of 2012 due to changes in tax reserves, the most significant of which related to the expiration of reserves against the aforementioned business restructuring. The impact on our tax expense related to this was a benefit of $5.0 million and is included within the “statutory expirations of unrecognized tax benefits” line in the income tax expense reconciliation on page 45 of our 10-K. We felt it important to advise the reader about the effect of unusual changes in our reserves, particularly due to non-recurring restructuring events, which were not indicative of normal course of business so as not to suggest that the reduced tax rate is a trend that will continue into the future.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any actions with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (734) 591-4900 or Linda Schalek at (734) 591-4976.

Sincerely,

/s/ Robert L. Recchia
Name: Robert L. Recchia
Title: Executive Vice President and Chief Financial Officer